FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                       For the month of October 21, 2002

                        Commission File Number 000-30462

                             VANNESSA VENTURES, LTD.
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                         1710-1040 West Georgia Street
                        Vancouver, B.C., Canada V6E 4H1
                                -----------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X      Form 40-F
                                  ----
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes____    No  __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



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VANNESSA VENTURES LTD.                       Website: www.vannessa.com
1710-1040 West Georgia Street                SEC File: 12G3-2(b) #82-4473;
Vancouver, B.C., Canada V6E 4H1              20-F 000-30462
Tel: 604-689-8927; Fax: 604-689-8907         TSX: VVV
E-mail: info@vannessa.com                    OTC-BB: VNVNF
                                             Berlin: VVT - WKN 914781



                 VANNESSA REPORTS ON CRUCITAS AND LAS CRISTINAS

VANCOUVER, B.C. OCTOBER 21, 2002 - Vannessa Ventures Ltd. (VVV: TSX, OTC-BB:
VNVNF, Berlin: VVT - WKN 914781) is pleased to announce that the Supreme Court of Costa Rica has confirmed that the Company's Crucitas Project is excluded from recently placed restrictions that affect open pit mining in Costa Rica. Shortly after being elected, the new Government of Costa Rica proclaimed a moratorium (via executive decree 30477) prohibiting new developments or advancements on open pit mining projects until further notice. The decree clearly stated that existing rights would be respected in accordance with the laws of Costa Rica.

Public declarations and incomplete publication by the press have created the image that Costa Rica would disallow the development of mines previously scheduled for construction. This created uncertainties for the Costa Rica Mining Industry. The local Chamber of Mines filed legal actions to set aside the effects of the moratorium with respect to the projects permitted prior to the decree announcement, of which Crucitas is one such project.

The Supreme Court ruled (File # 02-002648-0007-00) that there exists no danger towards the development of the Crucitas project as a result of the moratorium, since the decree prohibiting future mining, in Provisional Article 1, quite clearly exempts existing rights such as the exploitation permit held by Industrias Infinito for the Crucitas project.

Government agencies have, from the beginning, worked harmoniously with Infinito towards finalizing the mining plan/environmental license and the Company is fairly certain that its workshops and attention to detail in considering the Government's environmental and socio-economic concerns will bring positive results.

In Venezuela, MINCA, Vannessa Ventures Ltd.s subsidiary, has advised the Company that recent public statements by Crystallex International Corp. regarding the legal ownership, contractual rights, investigations and court challenges involving the Las Cristinas Concessions are incorrect and create confusion as to the real situation in Venezuela.

MINCA is not interested in trying to look for compensation from the Venezuelan Government as implied, but is pursuing its claim to the actual concession titles and the subsequent development of the property. MINCA has complied with all requirements and filed all relevant documentation prescribed by law to achieve this goal.

Despite reports issued by Crystallex, the CVG/Crystallex agreement is the subject of an investigation by the Comptrollers Commission of the National Assembly. Despite efforts to obstruct the investigation, the Sub Commission confirmed, in a sitting last week, the need for the investigation and publicly commented on its scope. It is the task of the Commission to safeguard the National interest and the investigators voiced considerable interest in

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researching the events that led to the present situation and the reasons why
CVG management chose to award the Las Cristinas contract under such controversial circumstances. Members of the commission have expressed concern that the pending legal actions may result in a decision that would impair the Corporation's ability to enter into the contract with Crystallex and that the Venezuelan Nation may once again be sued by Crystallex, this time over the CVG contract.

There are no "three reports" supporting the CVG's actions as claimed. The first report was obviously partisan and based on information solely supplied by the CVG without MINCA input, and has, because of its content, become part of the investigation by the National Assembly.

The second report is the investigation, which Crystallex claimed had been closed, but which is really only about to begin.

The Foreign Affairs Commission Report is a mystery since the Commission denies ever having approved or published a report and there is no copy available from their archives. Strangely enough, a Venezuelan newspaper published contents of a report which has also been reproduced and distributed in North America by "Imago Communications Corp". Imago has since gone underground and the source of the publication is the subject of an investigation by the Attorney General's Office.

Furthermore, the statement by Crystallex that its agreement cannot be legally affected because it is subject to CVG and MEM authority is incomplete in that they omit the fact that both agencies' actions are being challenged in Venezuelan Supreme Court and that " by extension " any positive decision for MINCA will affect Crystallex.

With respect to the statement that "there exist no lawsuits before the Supreme Court . . . that could affect the validity of the Crystallex mining agreement", MINCA points out that, in addition to its own court actions, a court order (sentence December 2, 1997 # 1472-1997) exists, wherein the MEM has been ordered to refrain from granting mining claims, authorizations and any other acts linked to mining exploration, exploitation, geological exploration and exploitation projects in the IMATACA forest reserve (which includes the Las Cristinas concessions). It is noteworthy that the mining/exploitation licences issued to MINCA predate this Court Order and that the MINCA's permits are not affected.

"MANFRED PESCHKE"
--------------------------
Manfred Peschke, President
VANNESSA VENTURES LTD.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.


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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED: NUNC PRO TUNC                       October 21, 2002

                                           MANFRED PESCHKE
                                           --------------------------
                                           Manfred Peschke, President
                                           VANNESSA VENTURES LTD.







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